Securities and Exchange Commission

Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month ended April 30, 2005

Olicom A/S

(Translation of registrant’s name into English)

Kongevejen 239
DK-2830 Virum
Denmark
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☑          Form 40-F ☐

[Indicate by check mark whether the registrant by finishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 13g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☑

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 13g3-2(b): Not Applicable

Olicom A/S
Form 6-K

Item 1 Annual General Meeting of Shareholders

     This Report on Form 6-K includes materials distributed to shareholders of Olicom A/S in connection with its Annual General Meeting of Shareholders to be held April 28, 2005, together with the Annual Report of Olicom A/S, including Group and Parent Company Financial Statements, prepared in accordance with the Danish Company Accounts Act, the Danish Accounts Instructions and the guidelines for public companies established by the Copenhagen Stock Exchange.

     This Report contains statements that constitute “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking information to encourage companies to provide prospective information about themselves without fear of litigation so long as the information is identified as forward looking and is accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those projected in the information. The words “anticipate”, “believe”, “expect”, “estimate”, “intend”, “plan”, “should”, “could”, “may”, “objective”, “target”, “goal” and “strategy” (or the negatives of such terms) and other similar expressions are used in connection with forward-looking statements. These forward-looking statements are based on information currently available to the Company and are subject to a number of risks, uncertainties and other factors that could cause the Company’s actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. There can be no assurance that forward-looking statements will approximate actual experience.

Item 2 Exhibits

Exhibit 99.1	Notice of Annual General Meeting of Shareholders to be Held April 28, 2005

Exhibit 99.2	Summary of the Financial Statements for 2004

Exhibit 99.3	Annual Report of Olicom A/S for financial year ended December 31, 2004, including Group and Parent Company Financial Statements, prepared in accordance with the Danish Company Accounts Act, the Danish Accounts Instructions and the guidelines for public companies established by the Copenhagen Stock Exchange

Signatures

The registrant certifies that it meets all of the requirements for filing and has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized.

Olicom A/S

Date: April 5, 2005	By: /s/ Boje Rinhart

Boje Rinhart
Chief Executive Officer